Item 77C- Submission of matters to a vote of security holders


On August 1, 2006, a Special Meeting of Shareholders of the Equipointe Growth and Income Fund (the "Fund") was held at which shareholders approved:

1. A new investment advisory agreement between the Trust, on behalf of the Fund, and Summit Wealth Management, Inc., as follows:


FOR        AGAINST      ABSTAIN
993,084     5,312         -0-

2. An investment sub-advisory agreement among the Trust, on behalf of the Fund, and Summit Wealth Management, Inc. and Seleznov Capital
Advisors, LLC, as follows:


FOR       AGAINST       ABSTAIN
993,084    5,312          -0-

3. The election of Michael McCaw and George Schnur as Trustees, as follows:

FOR      AGAINST       ABSTAIN
977,759    -0-          20,637